SANGOMA TECHNOLOGIES CORPORATION

Condensed consolidated interim financial statements for the

three month periods ended September 30, 2025 and 2024

(Unaudited in thousands of US dollars)

     Bay-Adelaide Centre,
333 Bay Street, Suite 3400,
Toronto, Ontario,
Canada M5H 2S7

Sangoma Technologies Corporation

Three month periods ended September 30, 2025 and 2024

Sangoma Technologies Corporation
Condensed consolidated interim statements of financial position
As at September 30, 2025, and June 30, 2025
(Unaudited in thousands of US dollars, except per share data)

		September 30	June 30
	Note	2025	2025
		$	$
Assets
Current assets
Cash and cash equivalents	4	15,683	13,494
Trade and other receivables	4	13,059	15,131
Inventories	6	7,550	8,227
Sales tax receivable		—	231
Income tax receivable		593	484
Contract assets		1,149	1,172
Derivative assets	14	185	254
Other current assets		4,489	3,629
		42,708	42,622
Non-current assets
Property and equipment	7	5,674	6,433
Right-of-use assets	8	6,855	7,215
Intangible assets	9	82,952	91,124
Development costs	10	8,441	8,438
Deferred income tax assets		1,313	1,711
Goodwill	12	186,840	186,840
Contract assets		1,621	1,752
Derivative assets	14	19	41
Other non-current assets		410	369
		336,833	346,545
Liabilities
Current liabilities
Accounts payable and accrued liabilities	4,16(i)	17,350	15,552
Provisions	13	166	172
Sales tax payable		2,744	4,012
Income tax payable		214	647
Operating facility and loans	14	20,600	20,600
Contract liabilities	15	6,516	7,037
Lease obligations on right-of-use assets	8	1,462	1,456
		49,052	49,476
Long term liabilities
Operating facility and loans	14	22,150	27,300
Contract liabilities	15	2,812	2,695
Non-current lease obligations on right-of-use assets	8	6,383	6,752
Deferred income tax liabilities		3,183	4,297
Other non-current liabilities		1,814	1,830
		85,394	92,350
Shareholders’ equity
Share capital		380,911	380,126
Contributed surplus		19,733	20,949
Accumulated other comprehensive income		77	65
Accumulated deficit		(149,282)	(146,945)
		251,439	254,195
		336,833	346,545

Approved by the Board
(Signed)	Al Guarino	Director
(Signed)	Allan Brett	Director
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Condensed consolidated interim statements of loss and comprehensive loss
For the three month periods ended September 30, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)

		Three month periods ended
		September 30,
	Note	2025	2024
		$	$
Revenue	18	50,818	60,150
Cost of sales		14,013	18,969
Gross profit		36,805	41,181

Expenses
Sales and marketing		11,725	12,556
Research and development	10	11,313	11,342
General and administration		7,246	9,960
Amortization of intangible assets	9	8,172	8,198
Interest expense (net)	4, 8 ,14	649	1,378
Restructuring and business integration costs		563	—
Loss before income tax		(2,863)	(2,253)
Provision for income taxes
Current	11	528	491
Deferred	11	(1,054)	(834)
Net loss		(2,337)	(1,910)

Other comprehensive loss
Items to be reclassified to net loss
Loss in fair value of interest rate swaps, net of tax	11,14	(67)	(324)
Foreign currency translation adjustment		79	—
Comprehensive loss		(2,325)	(2,234)

Loss per share
Basic and diluted	16(iii)	$(0.07)	$(0.06)

Weighted average number of shares outstanding
Basic and diluted	16(iii)	33,243,223	33,402,422

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Condensed consolidated interim statements of changes in shareholders' equity
For the three month periods ended September 30, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)

	Note	Number of common shares	Share capital	Contributed surplus	Accumulated other comprehensive earnings	Retained earnings (accumulated deficit)	Total shareholders' equity
		#	$	$	$	$	$
Balance, July 1, 2024		33,340,159	380,986	20,053	626	(141,935)	259,730
Net loss		—	—	—	—	(1,910)	(1,910)
Change in fair value of interest rate swaps, net of tax	11, 14	—	—	—	(324)	—	(324)
Common shares issued for RSU exercised	16(i),16(ii)	197,525	1,056	(1,056)	—	—	—
Share-based compensation expense	16(ii)	—	—	728	—	—	728
Balance, September 30, 2024		33,537,684	382,042	19,725	302	(143,845)	258,224

Balance, July 1, 2025		33,262,910	380,126	20,949	65	(146,945)	254,195
Net loss		—	—	—	—	(2,337)	(2,337)
Change in fair value of interest rate swaps, net of tax	11, 14	—	—	—	(67)	—	(67)
Change in cumulative impact of foreign currency		—	—	—	79	—	79
Common shares issued under employee share purchase plan	16(i)	12,033	72	—	—	—	72
Common shares issued for RSU exercised	16(i),16(ii)	129,557	757	(757)	—	—	—
Common shares purchased and cancelled, net of tax	16(i)	(74,745)	(44)	—	—	—	(44)
Shares repurchase commitments under the automatic share purchase plan	16(i)	—	—	(988)	—	—	(988)
Share-based compensation expense	16(ii)	—	—	529	—	—	529
Balance, September 30, 2025		33,329,755	380,911	19,733	77	(149,282)	251,439
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Condensed consolidated interim statements of cash flows
For the three month periods ended September 30, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)

		Three month periods ended
		September 30
	Note	2025	2024
Operating activities		$	$
Net loss		(2,337)	(1,910)
Adjustments for:
Depreciation of property and equipment	7	887	1,085
Depreciation of right-of-use assets	8	360	678
Amortization of intangible assets	9	8,172	8,198
Amortization of development costs	10	1,535	1,426
Income tax recovery	11	(526)	(343)
Income tax paid		(773)	(819)
Share-based compensation expense	16(ii)	529	728
Unrealized foreign exchange gain (loss)		78	(29)
Accretion expense	8	51	83
Loss on disposal of property and equipment	7	113	76
Changes in working capital
Trade and other receivables		(2,428)	2,297
Inventories		677	980
Sales tax receivable		231	32
Contract assets		154	269
Other assets		(901)	297
Sales tax payable		(1,268)	1,919
Accounts payable and accrued liabilities		810	(2,732)
Provisions		(6)	—
Other non current liabilities		(16)	954
Contract liabilities		(404)	(1,062)
Net cash provided by operating activities		4,938	12,127
Investing activities
Purchase of property and equipment	7	(241)	(436)
Development costs	10	(1,467)	(1,679)
Proceeds from sale of VoIP Supply LLC	19	4,500	—
Net cash flows provided by (used in) investing activities		2,792	(2,115)
Financing activities
Repayments of operating facility and loan	14	(5,150)	(8,725)
Repayment of lease obligations on right-of-use assets	8	(419)	(769)
Common shares issued under employee share purchase plan	16(i)	72	—
Common shares purchased and canceled	16(i)	(44)	—
Net cash flows used in financing activities		(5,541)	(9,494)

Increase in cash and cash equivalents		2,189	518
Cash and cash equivalents, beginning of the period		13,494	16,231
Cash and cash equivalents, end of the period		15,683	16,749

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)
1.    General information

Founded in 1984, Sangoma Technologies Corporation (“Sangoma” or the “Company”) is publicly traded on the Toronto Stock Exchange (TSX: STC) and NASDAQ (NASDAQ: SANG). The Company was incorporated in Canada, and its legal name is Sangoma Technologies Corporation. Its primary operating subsidiaries as of September 30, 2025 are Sangoma Technologies Inc., and Sangoma US Inc.. As a result of the reorganization activities completed during fiscal 2025, Sangoma US Inc. is now the single operating subsidiary in the United States of America responsible for all businesses in the United States.

Sangoma is a leading provider of hardware and software components that enable or enhance Internet Protocol Communications Systems for both telecom and datacom applications. Enterprises, small to medium sized businesses (“SMBs”) and telecom operators globally rely on Sangoma’s technology as part of their mission critical infrastructures. The product line includes data and telecom boards for media and signal processing, as well as gateway appliances and software.

The Company is domiciled in Ontario, Canada. The address of the Company’s registered office is Bay-Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7 and the Company operates in multiple jurisdictions.

2.    Significant accounting policies

Statement of compliance and basis of presentation

These interim financial statements for the three month periods ended September 30, 2025 and 2024 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

These interim financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS Accounting Standards”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2025 (“annual financial statements”) prepared in accordance with IFRS Accounting Standards.

3.    Significant accounting judgements, estimates and uncertainties

These unaudited condensed consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as those of the audited consolidated financial statements for the year ended June 30, 2025. They were prepared using the same critical estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended June 30, 2025.

The preparation of the unaudited condensed consolidated interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported assets, liabilities, revenue and expenses, consistent with those described in the Company’s annual financial statements and as described in these interim financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Estimates are based on historical experience and other assumptions that are considered reasonable in the circumstances. The actual amount or values may vary in certain instances from the assumptions and estimates made. Changes will be recorded, with the corresponding effect on profit or loss, when, and if, better information is obtained.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)
4.    Financial instruments

The fair values of the cash, trade and other receivables, other current assets, accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair values of operating facility and loans approximate their carrying values due to variable interest loans or fixed rate loan, which represent market rate.

Derivative assets and liabilities are recorded at fair value.

Cash and cash equivalents are comprised of:

	September 30	June 30
	2025	2025
	$	$
Cash at bank and on hand	15,683	13,494

Cash includes demand deposits with financial institutions and cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less. As at September 30, 2025 and June 30, 2025 the Company had no demand deposits and cash equivalents.

Interest expense (net) comprises of total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss, and can be summarized as follows:

The Company earns interest income from its liquidable money market deposit account to generate steady cash flows and to manage liquidity. The interest rate on the account is variable based on prevailing market rate.

		Three month periods ended
		September 30
	Note	2025	2024
		$	$
Interest income		(141)	(11)
Interest expense	14	739	1,306
Accretion expense	8	51	83
Interest expense (net)		649	1,378

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk, interest rate risk and market risk.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)
Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. Where possible, the Company uses an insurance policy with Export Development Canada (“EDC”) for its trade receivables to manage this risk and minimize any exposure.

		September 30	June 30
	Note	2025	2025
		$	$
Trade receivables		13,059	10,631
Proceeds due on sale of VoIP Supply LLC	19	—	4,500
Trade and other receivables		13,059	15,131

As at June 30, 2025, the Company recorded $4,500 in respect of proceeds due on the the sale of VoIP Supply LLC. (note 19 ), all of which was received during the three months ended September 30, 2025.

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows with some of the over 90-day receivable not being covered by EDC:

	September 30	June 30
	2025	2025
	$	$
Trade receivables aging:
0-30 days	9,174	9,294
31-90 days	3,391	812
Greater than 90 days	951	1,021
	13,516	11,127
Expected credit loss provision	(457)	(496)
Net trade receivables	13,059	10,631

The movement in the provision for expected credit losses can be reconciled as follows:

	September 30	June 30
	2025	2025
	$	$
Expected credit loss provision:
Expected credit loss provision, beginning balance	(496)	(1,369)
Net change in expected credit loss provision during the period	39	873
Expected credit loss provision, ending balance	(457)	(496)

The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables and contract assets. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

Substantially all of the Company’s cash and cash equivalents are held with major Canadian and US financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade receivables.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates and align this planning and budgeting process with its financing activities through its capital management process.

The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The following are the undiscounted contractual maturities of significant financial liabilities of the Company as at September 30, 2025:

	within 12 months	13-24 months	25-36 months	>36 months	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	17,350	—	—	—	17,350
Sales tax payable	2,744	—	—	—	2,744
Operating facility and loans	20,600	16,225	5,925	—	42,750
Lease obligations on right of use assets	1,670	1,571	1,221	4,176	8,638
Other non-current liabilities	—	—	—	1,814	1,814
	42,364	17,796	7,146	5,990	73,296

Foreign currency risk

A portion of the Company’s transactions occur in a foreign currency (Australian Dollar (AUD), Canadian Dollars (CAD), Columbia Peso (COP), Euros (EUR), Great British Pounds (GBP), Indian Rupees (INR), and Philippine Peso (PHP), therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its foreign denominated cash, trade receivables, contract assets, accounts payable and accrued liabilities. As at September 30, 2025, a 10% depreciation or appreciation of the AUD, CAD, COP, EUR, GBP, INR, and PHP currencies against the U.S. dollar would have resulted in an approximate $42 (June 30, 2025 - $58) increase or decrease, respectively, in total comprehensive loss.

Interest rate risk

The Company’s exposure to interest rate fluctuations is with its credit facility (Note 14) which bears interest at a floating rate. As at September 30, 2025, a change in the interest rate of 1% per annum would have an impact of approximately $362 (September 30, 2024 - $553) per annum in finance costs. The Company also entered an interest rate swap arrangement for its loan facility (Note 14) to manage the exposure to changes in SOFR-rate based interest rate. As described in detail in Note 14, the fair value of the interest rate swaps are a current asset of $185 and non-current asset of $19 on September 30, 2025 (June 30, 2025 - current asset of $254 and non-current asset of $41).

5.    Capital management

The Company’s objectives in managing capital is to safeguard the Company’s assets, to ensure sufficient liquidity to sustain the viability of the future development of the business via advancement of its significant research and development efforts, to conservatively manage financial risk and to maximize investor, creditor, and market confidence. The Company considers its capital structure to include its shareholders’ equity and operating facilities and loans. Working capital is optimized via stringent cash flow policies surrounding disbursement, foreign currency exchange and investment decision-making. There have been no changes in the Company’s approach to capital management during the period, and apart from the financial covenants as discussed in Note 14, the Company is not subject to any other capital requirements imposed by external parties.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)

6.    Inventories

Inventories recognized in the condensed consolidated interim statements of financial position are comprised of:

	September 30	June 30
	2025	2025
	$	$
Finished goods	3,546	4,310
Components and parts	4,948	5,263
	8,494	9,573
Provision for obsolescence	(944)	(1,346)
Net inventory carrying value	7,550	8,227

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)
7.    Property and equipment

		Office furniture		Stockroom
		and computer	Software	and production	Tradeshow	Leasehold
	Note	equipment		equipment	equipment	improvements	Total
Cost		$	$	$	$	$	$
Balance at July 1, 2024		5,974	500	15,656	47	510	22,687
Additions		804	—	1,587	—	—	2,391
Disposals		(3)	—	(606)	—	—	(609)
Disposal of VoIP Supply LLC	19	(113)	(82)	—	—	—	(195)
Balance at June 30, 2025		6,662	418	16,637	47	510	24,274
Additions		67	—	174	—	—	241
Disposals		—	—	(259)	—	—	(259)
Balance at September 30, 2025		6,729	418	16,552	47	510	24,256

Accumulated depreciation
Balance at July 1, 2024		4,179	456	9,207	47	404	14,293
Depreciation expense		721	15	3,295	—	35	4,066
Disposals		—	—	(389)	—	—	(389)
Disposal of VoIP Supply LLC	19	(74)	(55)	—	—	—	(129)
Balance at June 30, 2025		4,826	416	12,113	47	439	17,841
Depreciation expense		244	—	635	—	8	887
Disposals		—	—	(146)	—	—	(146)
Balance at September 30, 2025		5,070	416	12,602	47	447	18,582

Net book value as at:
Balance at June 30, 2025		1,836	2	4,524	—	71	6,433
Balance at September 30, 2025		1,659	2	3,950	—	63	5,674

For the three month period ended September 30, 2025, depreciation expense of $160 (September 30, 2024 - $211) was recorded in general and administration expense in the condensed consolidated interim statements of loss and comprehensive loss. Depreciation expense in the amount of $727 was included in cost of sales for the three month period ended September 30, 2025 (September 30, 2024 - $874).

For the three month period ended September 30, 2025, loss on disposal of $113 (September 30, 2024- $76) was recorded in general and administration expense in the condensed consolidated interim statements of loss and comprehensive loss.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)
8.    Leases: Right-of-use assets and lease obligations

The Company’s lease obligations and right-of-use assets are presented below:

	Note	Right-of-use assets
		$
Present value of leases
Balance as at July 1, 2024		19,757
Additions		93
Terminations		(4,504)
Disposal of VoIP Supply LLC	19	(1,149)
Balance at June 30, 2025		14,197
Balance at September 30, 2025		14,197

Accumulated depreciation and repayments
Balance as at July 1, 2024		9,593
Depreciation expense		2,564
Terminations		(4,072)
Disposal of VoIP Supply LLC	19	(1,103)
Balance at June 30, 2025		6,982
Depreciation expense		360
Balance at September 30, 2025		7,342
Net book value as at:
June 30, 2025		7,215
September 30, 2025		6,855

	Note	Lease obligations
		$
Present value of leases
Balance as at July 1, 2024		11,284
Additions		93
Repayments		(2,924)
Accretion expense		301
Terminations		(502)
Effects of movements on exchange rates		5
Disposal of VoIP Supply LLC	19	(49)
Balance at June 30, 2025		8,208
Repayments		(419)
Accretion expense		51
Effects of movements on exchange rates		5
Balance at September 30, 2025		7,845
Lease Obligations - Current		1,462
Lease Obligations - Non-current		6,383
		7,845

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)
9.    Intangible assets

					Other
		Purchased	Customer		purchased
	Note	technology	relationships	Brand	intangibles	Total
		$	$	$	$	$
Cost
Balance at July 1, 2024		110,123	126,456	6,787	2,748	246,114
Disposal of VoIP Supply LLC	19	—	(1,160)	(1,050)	—	(2,210)
Balance at June 30, 2025		110,123	125,296	5,737	2,748	243,904
Balance at September 30, 2025		110,123	125,296	5,737	2,748	243,904

Accumulated amortization
Balance at July 1, 2024		59,259	55,769	4,210	2,748	121,986
Amortization expense		17,385	14,793	590	—	32,768
Disposal of VoIP Supply LLC	19	—	(1,160)	(814)	—	(1,974)
Balance at June 30, 2025		76,644	69,402	3,986	2,748	152,780
Amortization expense		4,346	3,698	128	—	8,172
Balance at September 30, 2025		80,990	73,100	4,114	2,748	160,952
Net book value as at:
Balance at June 30, 2025		33,479	55,894	1,751	—	91,124
Balance at September 30, 2025		29,133	52,196	1,623	—	82,952

For the three month period ended September 30, 2025, amortization expense of intangible assets was $8,172 (September 30, 2024 - $8,198).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)
10.    Development costs

Cost	$
Balance at July 1, 2024	17,702
Additions	6,448
Investment tax credits	(174)
Balance at June 30, 2025	23,976
Additions	1,467
Investment tax credits	71
Balance at September 30, 2025	25,514

Accumulated amortization
Balance at July 1, 2024	(9,892)
Amortization	(5,646)
Balance at June 30, 2025	(15,538)
Amortization	(1,535)
Balance at September 30, 2025	(17,073)

	September 30	June 30
	2025	2025
	$	$
Net capitalized development costs	8,441	8,438

Amortization expense is included in research and development expense in the condensed consolidated interim statements of loss and comprehensive loss. For the three month period ended September 30, 2025, amortization was $1,535 (September 30, 2024 - $1,426 ). In addition to the above amortization, the Company has recognized $9,778 of engineering expenditures as expenses during the three month period ended September 30, 2025 (September 30, 2024 - $9,916).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)
11.    Income tax

The Company income tax expense is determined as follows:

	Three month periods ended
	September 30
	2025	2024
Statutory income tax rate	25.81%	25.78%
	$	$
Loss before income tax	(2,863)	(2,253)
Expected income tax recovery	(739)	(581)
Difference in foreign tax rates	15	—
Share based compensation	137	187
Other non deductible expenses	(9)	(24)
Changes in estimates	7	1
Scientific Research and Experimental Development (SR&ED)	16	20
Changes in tax benefits not recognized	47	54
Income tax recovery	(526)	(343)

The Company’s income tax expense is allocated as follows:	$	$
Current tax expense	528	491
Deferred income tax recovery	(1,054)	(834)
Income tax recovery	(526)	(343)

12.    Goodwill

The carrying amount and movements of goodwill was as follows:

	Note	$
Balance at July 1, 2024		187,502
Disposal of VoIP Supply LLC	19	(662)
Balance at June 30, 2025		186,840
Balance at September 30, 2025		186,840

There is no addition to goodwill for the three month period ended September 30, 2025. The Company has evaluated for triggers of impairment at September 30, 2025 and has not identified any indicators of impairment.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)
13.    Provisions

$
Balance at July 1, 2024	405
Provision reversed during the period	(233)
Balance at June 30, 2025	172
Provision reversed during the period	(6)
Balance at September 30, 2025	166

The provisions represent the Company’s best estimate of the value of the products sold in the current financial period that may be returned in a future period.

14.    Operating facility and loan and derivative assets and liabilities

(a)    Operating facility and loan

(i)On October 18, 2019, the Company entered into a loan facility with two banks and drew down $34,800. This loan is repayable on a straight-line basis through quarterly installment of $1,450, and was scheduled to be fully repaid on September 30, 2025. On March 24, 2025, the Company issued the repayment notice for the prepayment of the remaining balance of $2,900. On March 31, 2025, the remaining balance of $2,900 was paid in full. The balance outstanding against this term loan facility as of September 30, 2025 is $nil (June 30, 2025 - $nil).

(ii)On March 31, 2021, the Company amended its term loan facility with its lenders and drew down a second loan of $52,500 to fund part of the acquisition of StarBlue Inc. The second loan is repayable, on a straight-line basis, through quarterly payments of $2,188 and matures on February 28, 2027. The balance outstanding against this term loan facility as of September 30, 2025 is $13,125 (June 30, 2025 - $15,313). As at September 30, 2025, $8,750 (June 30, 2025 - $8,750) is classified as current and $4,375 (June 30, 2025 - $6,563) is classified as long-term in the condensed consolidated interim statements of financial position.

(iii) On March 28, 2022, the Company amended its term loan facility with its lenders and drew down a third loan of $45,000 to fund part of the acquisition of NetFortris Corporation. The loan is repayable, on a straight-line basis, through quarterly payments of $1,875 and is due to mature on March 31, 2028. On June 28, 2022, the Company amended its term loan facility with its lenders, the amended repayment for the first twelve quarterly payments of $788 and $2,963 thereafter. The first quarterly repayment of $2,963 was made on June 30, 2025. The balance outstanding against this term loan facility as of September 30, 2025 is $29,625 (June 30, 2025 - $32,587). As at September 30, 2025, $11,850 (June 30, 2025 - $11,850) is classified as current and $17,775 (June 30, 2025 - $20,737) is classified as long-term in the condensed consolidated interim statements of financial position. On June 4, 2024, the Company entered into the third amendment to the Second Amended and Restated Credit Agreement to reflect certain administrative amendments.

(iv)On April 6, 2023 the Company increased the amount of the revolving credit facility from $6,000 to $20,000 and the amount of the swingline credit facility from $1,500 to $5,000. As of September 30, 2025, there is no outstanding balance on the revolving credit facility (June 30, 2025 - $nil).

For the three month period ended September 30, 2025, the Company incurred interest costs to service its borrowing facilities, comprising of the loans and operating facilities, in the amount of $739 (September 30, 2024 - $1,306). During the three month period ended September 30, 2025, the Company borrowed $nil

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)
(September 30, 2024 - $nil) in term loans and repaid $5,150 (September 30, 2024 - $4,425) in term loans. The Company repaid $nil (September 30, 2024 - $4,300) in revolving credit facility.

Under its credit agreements with its lenders, the Company must satisfy certain financial covenants, principally in respect of total funded debt to earnings before interest, taxes and amortization (“EBITDA”), and debt service coverage ratio. As at September 30, 2025, and June 30, 2025 the Company was in compliance with all covenants related to its credit agreements.

(b)    Derivative assets and liabilities

The Company uses derivative financial instruments to hedge its exposure to interest rate risks. All derivative financial instruments are recognized as either assets or liabilities at fair value on the condensed consolidated interim statements of financial position. Upon entering into a hedging arrangement with an intent to apply hedge accounting, the Company formally documents the hedge relationship and designates the instrument for financial reporting purposes as a fair value hedge, a cash flow hedge, or a net investment hedge. When the Company determines that a derivative financial instrument qualifies as a cash flow hedge and is effective, the changes in fair value of the instrument are recorded in accumulated other comprehensive loss, net of tax in the condensed consolidated interim statements of financial position and will be reclassified to earnings when the hedged item affects earnings.

The interest rate swap arrangement with two banks became effective on January 31, 2020, with a maturity date of December 31, 2024. The notional amount of the swap agreement at inception was $17,400 and decreases in line with the term of the loan facility. Effective March 31, 2022, Sangoma US Inc. entered into a fixed rate swap transaction worth $43,750 over a five year period and terminating on February 28, 2027. As of September 30, 2025, the notional amount of the interest rate swap was $13,125 (June 30, 2025 – $15,313). The interest rate swap has a weighted average fixed rate of 1.80% (June 30, 2025 – 1.80%) and have been designated as an effective cash flow hedge and therefore qualifies for hedge accounting.

As at September 30, 2025, the fair value of the interest rate swap assets were valued at current of $185 (June 30, 2025 - $254) and non-current $19 (June 30, 2025 – $41). The current and non-current derivative assets were recorded in the condensed consolidated interim statements of financial position.

For the three month period ended September 30, 2025, the change in fair value of the interest rate swaps, net of tax, was a loss of $67 (September 30, 2024 – a loss of $324) recorded in other comprehensive loss in the condensed consolidated interim statements of loss and comprehensive loss. The fair value of interest rate swap is determined based on the market conditions and the terms of the interest rate swap agreement using the discounted cash flow methodology. Any differences between the hedged SOFR rate and the fixed rate are recorded as interest expense on the same period that the related interest is recorded for the loan facility based on the SOFR rate.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)

15.    Contract liabilities

Contract liabilities, which includes deferred revenues, represent the future performance obligations to customers in respect of services or customer activation fees for which consideration has been received upfront and is recognized over the expected term of the customer relationship.

Contract liabilities as at September 30, 2025, and June 30, 2025 are below:

$
Opening balance, July 1, 2024	12,654
Revenue deferred during the period	36,627
Deferred revenue recognized as revenue during the period	(39,549)
Ending balance, June 30, 2025	9,732
Revenue deferred during the period	29,446
Deferred revenue recognized as revenue during the period	(29,850)
Ending balance, September 30, 2025	9,328

Contract liabilities - Current	6,516
Contract liabilities - Non-current	2,812
9,328

16.    Shareholders' equity

(i)Share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at September 30, 2025 and 2024, the Company’s issued and outstanding common shares consist of the following:

	Three month periods ended
	September 30
	2025	2024
	#	#
Shares issued and outstanding:
Outstanding, beginning of the period	33,262,910	33,340,159
Shares issued under employee share purchase plan	12,033	—
Shares purchased and cancelled	(74,745)	—
Shares issued upon exercise of RSUs	129,557	197,525
Outstanding, end of the period	33,329,755	33,537,684

During the three month period ended September 30, 2025, a total of 129,557 (September 30, 2024 – 197,525) shares were issued upon the exercise of Restricted Share Units, and the Company recorded a charge of $757 (September 30, 2024 – $1,056) from contributed surplus to share capital.

In September 2024 the Company adopted the Employee Stock Purchase Plan ("ESPP"). The first offering period began on January 15, 2025, with the first purchase under the plan occurring on July 15, 2025. Under the Plan, the Share-based compensation expense related to the ESPP is measured based on the grant date at fair value of the expected discount to be provided to the employees who are registered in the plan. The Company recognizes share

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)
based compensation expense related to shares issued pursuant to the ESPP on a straight-line basis over the offering period, which is 6 months. The ESPP allows employees to purchase shares of the Company's common stock at a 10 percent discount from the Company’s stock price on the last day of the offering period. Under the plan, employees may withdraw from the plan at any time during the offering period. Other changes to the percentage contributions can be made at any time during the offering period but will only take effect the next offering period. The ESPP does not include any buy-back provisions or price protection against reductions in share price.

During the three month period ended September 30, 2025, a total of 12,033 (September 30, 2024 – nil) shares were issued upon the exercise of ESPP, and the Company recorded a total of $72 (September 30, 2024 –$nil) to share capital.

On March 25, 2025, the Company announced its intention to make an Normal Course Issuer Bid (“NCIB”) with respect to its Shares. Pursuant to the NCIB, the Company may, during the 12-month period commencing March 27, 2025 and ending no later than March 26, 2026, purchase up to 1,679,720 shares, representing 5% of the total number of 33,594,409 shares outstanding as of March 17, 2025, through the facilities of the TSX, the Nasdaq Global Select Market or alternative Canadian trading systems.

Under the term of the NCIB, during the three month period ended September 30, 2025, the Company purchased nil common shares (September 30, 2024 – nil). During the three month period ended September 30, 2025, the Company recorded a total reduction of $44 (September 30, 2024 - $nil) in share capital for the value of the common shares settled in the first quarter of fiscal 2026 which were purchased in the fourth quarter of fiscal 2025. During the three month period ended September 30, 2025, the company cancelled the remaining 74,745 common shares (September 30, 2024 – nil) purchased in the fourth quarter of fiscal 2025.

In connection with the NCIB, the Company entered into an automatic share purchase plan ("ASPP") with a designated broker for the purpose of allowing the Company to purchase its common shares under the NCIB during self-imposed trading blackout periods. Under the ASPP, the broker is authorized to repurchase common shares during blackout periods, without consultation with the Company, on predefined terms, including share price, time period and subject to other limitations imposed by the Company and subject to rules and policies of the TSX and applicable securities laws, such as a daily purchase restriction. A liability, representing the maximum amount that the Company could be required to pay the designated broker under the ASPP, as at September 30, 2025 the Company recorded $988 (September 30, 2024 – $nil) in accounts payable and accrued liabilities. The offsetting amount was charged to contributed surplus.

(ii)    Share based payments

On December 13, 2022, the Company’s shareholders approved the Omnibus Equity Incentive Plan (the “Plan”), which replaces the previous share option plan (the “Legacy Plan”). No further grants will be made under the Legacy Plan.

Under the Plan, the Company may grant participants Options, Deferred Share Units (DSUs), Performance Share Units (PSUs), Restricted Share Units (RSUs), and Employee Share Purchase Plan (ESPP).

The DSUs, PSUs, RSUs are redeemable either for one common share or for an amount in cash equal to the fair market value of one common share (at the option of the Company and as set out in the participant’s equity award agreement). All DSUs, PSUs and RSUs and are accounted for as equity-settled awards.

DSUs generally vest immediately and become redeemable once a director no longer serves on the board of the Company.

RSUs vest over a three-year period after the date of grant. The expense is measured based on the fair value of the awards at the grant date.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)

PSUs vest in full at the end of a three-year period. the final amount is based 100% on market-based performance targets. The expense related to the PSUs is measured based on the fair value of the awards at the grant date using the Monte Carlo simulation.
For the three month period ended September 30, 2025, the Company recognized share-based compensation expense in the amount of $529 (September 30, 2024 - $728).

Stock Options

Under the Plan (and previously under the Legacy Plan), employees are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant or the volume weighted average trading price per share on the TSX during the five trading days immediately preceding the grant date. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is determined by the amount the Company’s daily share price fluctuated over a period commensurate with the expected life of the options. During the three month period ended September 30, 2025 and September 30, 2024, the Company did not grant any options.

The following table shows the movement in the stock option plan:

	Number	Weighted
	of options	average price
	#	$
Balance, July 1, 2024	462,346	15.21
Forfeited	(13,970)	24.15
Balance, September 30, 2024	448,376	16.44

Balance, July 1, 2025	381,686	15.62
Expired	(17,869)	17.27
Forfeited	(746)	7.93
Balance, September 30, 2025	363,071	15.55

The following table summarizes information about the stock options outstanding and exercisable at the end of each period:

	Three month periods ended
	September 30,
	2025			2024
		Number of	Weighted		Number of	Weighted
	Number of	stock options	average	Number of	stock options	average
	stock options	outstanding and	remaining	stock options	outstanding	remaining
Exercise price	outstanding	exercisable	contractual life	outstanding	and exercisable	contractual life
$7.01 - $9.00	78,254	64,157	1.75	116,000	58,117	2.75
$9.01 - $12.00	62,023	62,023	0.67	76,308	65,615	0.68
$12.01 - $15.00	42,000	36,770	1.50	45,000	25,325	2.50
$15.01 - $18.00	99,378	99,378	0.75	120,085	90,273	1.75
$18.01 - $20.00	22,856	22,856	0.75	22,856	15,740	1.75
$20.01 - $27.00	58,560	58,560	0.36	68,127	59,794	1.36
	363,071	343,744	0.98	448,376	314,864	1.84

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)
Share Units

The following table summarizes information about the DSUs, RSUs and PSUs granted, exercised and forfeited during the three month period ended September 30, 2025.

	DSU	PSU	RSU	Total
Awards outstanding July 1, 2024	172,086	499,800	607,157	1,279,043
Awards granted during the period	—	271,000	271,000	542,000
Awards exercised during the period	—	—	(197,525)	(197,525)
Awards outstanding September 30, 2024	172,086	770,800	680,632	1,623,518

Awards outstanding July 1, 2025	236,442	688,300	465,042	1,389,784
Awards exercised during the period	—	—	(129,557)	(129,557)
Awards forfeited during the period	—	(75,000)	—	(75,000)
Awards outstanding September 30, 2025	236,442	613,300	335,485	1,185,227

During the three month period ended September 30, 2025, a total of nil PSUs were granted (September 30, 2024 – 271,000). The average fair value tied to market-based performance targets for each PSU issued during the three month period ended September 30, 2025 is $nil per share (September 30, 2024 – $6.68 ) using the Monte Carlo simulation.

The key assumptions used in the Monte Carlo simulation are:

	Three month periods ended
	September 30
	2025	2024
Fair value per share	$—	$6.68
Expected volatility	—%	64.00%
Time to expiry	0 years	2.76 years
Risk-free interest rate	—%	3.42%

During the three month period ended September 30, 2025, a total of nil RSUs were granted (September 30, 2024 – 271,000). The average fair value of each RSU issued during the three month period ended September 30, 2025 is $nil per share (September 30, 2024 –$5.65 ).

During the three month period ended September 30, 2025, a total of 129,557 RSUs were exercised and settled through the issuance of common shares (September 30, 2024 – 197,525).

(iii)Loss per share

Both the basic and diluted loss per share have been calculated using the net loss attributable to the shareholders of the Company as the numerator.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)

	Three month periods ended
	September 30
	2025	2024
Number of shares:
Weighted average number of shares outstanding	33,243,223	33,402,422
Weighted average number of shares used in basic and diluted earnings per share	33,243,223	33,402,422

Net loss	$(2,337)	$(1,910)

Loss per share
Basic and diluted	$(0.07)	$(0.06)

Potentially diluted shares relating to DSUs, PSUs, RSUs, and stock options as set-out below have been excluded from the calculation of the diluted number of shares as the impact would be anti dilutive.

	Three month periods ended
	September 30
	2025	2024
DSU	236,442	172,086
PSU	613,300	770,800
RSU	335,485	680,632
Stock options	363,071	448,376
	1,548,298	2,071,894

17.    Related parties

The Company’s related parties include key management personnel and directors. Unless otherwise stated, none of the transactions incorporated special terms and conditions and no guarantees were given or received. Outstanding balances payable are usually settled in cash and relate to director fees.

The Company had incurred no related party transactions and had no outstanding balance with related parties as of and for the three month periods ended September 30, 2025 and 2024.

18.    Segment disclosures

The Company operates as one operating segment in the development, manufacturing, distribution and support of voice and data connectivity components for software-based communication applications. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into two major geographic centers: USA and Others. The Company has determined that it has a single reportable segment as the Company’s decision makers review information on a consolidated basis.

Revenues for group of similar products and services can be summarized for the three month periods ended September 30, 2025 and 2024 as follows:

	Three month periods ended
	September 30
	2025	2024
	$	$
Products	3,940	10,457
Services	46,878	49,693
Total revenues	50,818	60,150

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)

The sales in each of these geographic locations for the three month periods ended September 30, 2025 and 2024 as follows:

	Three month periods ended
	September 30
	2025	2024
	$	$
USA	48,338	56,753
Others	2,480	3,397
Total revenues	50,818	60,150

The non-current assets, in US dollars, in each of the geographic locations as at September 30, 2025, and June 30, 2025 are below:

	September 30	June 30
	2025	2025
	$	$
USA	289,596	299,041
Others	4,529	4,882
Total non-current assets	294,125	303,923
Non-current assets included in Others primarily consists of assets held in Canada.

    19.    Disposal of VoIP Supply LLC

As disclosed in note 20 of the annual financial statement for the year ended June 30, 2025, during fiscal 2025, the Company initiated plans for the disposal of substantially all of the assets and liabilities from VoIP Supply LLC, as part of its strategic realignment. In accordance with the criteria set out in IFRS 5, the Company determined that the assets and liabilities at VoIP Supply LLC met the criteria of a disposal group.

The associated assets and liabilities within the disposal group were measured at the lower of their carrying amounts and fair value less costs to sell. VoIP Supply LLC did not represent a separate operating segment under IFRS 8, as the Company considers the entire business of the Company from a single operating segment perspective and assesses the performance of the segment based on measures of profit and loss as well as assets and liabilities. As a result, the operating results of VoIP Supply LLC were not determined to meet the criteria of a discontinued operation under IFRS 5.

On June 30, 2025, the Company completed the sale of the VoIP Supply LLC to PVG Technology Holdings, LLC for a total aggregate purchase price of $4,500 (the “Transaction”) which was recorded as a receivable at June 30, 2025 and collected during the three months ended September 30, 2025.

20.    Authorization of the consolidated financial statements

The condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on November 10, 2025.